EXHIBIT 99.6

EFFECTIVE DATE: APRIL 14, 2004

Israel

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear «First_Name» «Lastname»:

As you know, on April 14, 2004 (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired Riverhead Networks, Inc. (“Riverhead”) (the “Acquisition”) pursuant to the terms agreed between Cisco and Riverhead in the March 18, 2004, Agreement and Plan of Merger by and among Cisco Systems, Inc., Razor Acquisition Corp. and Riverhead Networks, Inc. (the “Merger Agreement”). On the Closing Date you held one or more outstanding options to purchase shares of Riverhead common stock granted to you under the Riverhead Networks, Inc. 2001 Stock Option and Restricted Stock Incentive Plan (the “Plan”). Pursuant to the Merger Agreement, on the Closing Date Cisco assumed all obligations of Riverhead under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase Riverhead common stock granted to you under the Plan (the “Riverhead Option”), and documented by a stock option agreement (or stock option agreements) entered into by and between you and Riverhead (the “Option Agreement(s)”), including the necessary adjustments for assumption of the Riverhead Option(s) that are required by the Acquisition.

The table below summarizes your Riverhead Option(s) immediately before and after the Acquisition:

RIVERHEAD OPTION				ASSUMED RIVERHEAD OPTION

Grant Date	Option Type	Riverhead Shares	Exercise Price per Share	No. of Shares of Cisco Stock	Exercise Price per Share

«Grant_Date»	«Option_Type»	«Riverhead_Shares»	$«Riverhead_Price»	«Cisco_Shares»	$«Cisco_Price»

The post-Acquisition adjustments are based on the Option Exchange Ratio of 0.0360444 (as determined in accordance with the terms of the Merger Agreement) and are intended to: (i) assure that the total spread of your assumed Riverhead Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition and (iii) to the extent applicable and allowable by law, to retain Israeli tax incentive status under the Israeli Income Tax Ordinance (the “Ordinance”) and the regulations promulgated thereunder. The number of shares of Cisco common stock subject to your assumed Riverhead Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your Riverhead Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed Riverhead Option(s) was determined by dividing the exercise price per share of your Riverhead Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plan and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development

EFFECTIVE DATE: APRIL 14, 2004

Israel

Committee of the Board of Directors of Cisco. All references in the Option Agreement(s) and the Plan relating to your status as an employee of Riverhead or Riverhead Networks (Israel) Ltd. will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed Riverhead Option(s) remain the same as set forth in the Option Agreement(s), but the number of shares subject to each vesting installment and the exercise price per share have been adjusted to reflect the effect of the Acquisition. Vesting of options will be suspended during all leaves of absence in accordance with Cisco’s policies and the only permissible methods to exercise your assumed Riverhead Option(s) are the methods permitted under Cisco’s 1996 Stock Incentive Plan, including, but not limited to, a cashless exercise program through a broker acceptable to Cisco. All other provisions which govern either the exercise or the termination of your assumed Riverhead Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of Cisco common stock. Upon termination of your employment with Cisco you will have the limited post-termination exercise period specified in your Option Agreement(s) for your assumed Riverhead Option(s) to the extent vested and outstanding at the time of termination, generally ninety days, after which time your assumed Riverhead Option(s) will expire and NOT be exercisable for Cisco common stock.

In accordance with the Israeli tax rules and subject to the replacement of your current trustee (Ernst & Young Israel), your outstanding options will be held in trust by Investec Trust Company (Israel) Ltd., an Israeli company whose address is 38 Rothschild Boulevard, Tel Aviv, Israel or any other trustee nominated by Cisco and approved by The Israeli Income Tax Commission (the “Trustee”) and each assumed Riverhead Option shall only be exercisable according to the terms set forth by the Trustee.

To the extent that on the Closing Date one or more outstanding unvested Riverhead Options granted to you under, and governed by, the provisions of Section 102 or Section 3(i) of the Ordinance before the 132 amendment (i.e. before the 2003 tax reform), are assumed, pursuant to the Acquisition, as assumed Riverhead Option(s) covering Cisco shares, you may choose to apply to such options the new provisions of the “Capital Track” under the revised Sec. 102(b)(2) of the Ordinance and the regulations promulgated thereunder, including administrative regulations published by the Israeli Income Tax Commission. The vested shares will continue to be governed by the provisions of Section 102 of the Ordinance before the 132 amendment. If you choose to have the new provisions of the “Capital Track” apply, then with respect to the unvested shares the Closing Date will be considered the date of grant of such assumed Riverhead Option(s), for tax purposes, and the block period determined by Sec. 102 (in other words, the 2 years from the end of the tax year in which the options were granted and during which the options must be held in trust) would be counted from the date of assumption (in other words, the date of assumption will be treated as the date of grant). By checking the applicable box below, you will elect whether to apply the new provisions of the Capital Track, under the above-mentioned terms.

To exercise your assumed Riverhead Option(s), you must utilize UBS, Cisco’s designated broker. Please refer to Cisco’s option exercise policies and procedures detailed on Cisco’s Stock Administration website («URL») or call the Human Resources Connection at (408) 526-5999 for further information.

EFFECTIVE DATE: APRIL 14, 2004

Israel

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and Cisco’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed Riverhead Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to Cisco at the following address:

Cisco Systems, Inc.

170 West Tasman Dr.

MS-11-1

San Jose, CA 95134

Attn: Colleen Ledesma, Stock Administration

Until your fully executed Acknowledgment (attached to this Agreement) is received by Cisco’s Stock Administration Department your Cisco account will not be activated. If you have any questions regarding this Agreement or your assumed Riverhead Option(s), please contact Colleen Ledesma at (408) 527-8321.

CISCO SYSTEMS, INC.

By:	/s/ Mark Chandler

Mark Chandler
Corporate Secretary

[ACKNOWLEDGMENT PAGE FOLLOWS]

EFFECTIVE DATE: APRIL 14, 2004

Israel

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed Riverhead Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed Riverhead Option(s), the Plan and this Stock Option Assumption Agreement.

Please read the attached tax information, elect one of the choices below, and initial the box beside your choice.

On the Closing Date I held one or more outstanding unvested options to purchase shares of Riverhead common stock granted to me and governed by the provisions of Section 102 [or Section 3(i) ]of the Ordinance before the 132 amendment which are now assumed Riverhead Options covering Cisco shares.

☐	A. I hereby elect to apply to the new provisions of the “Capital Track” under Sec. 102(b)(2) of the Ordinance and the regulations promulgated thereunder, including administrative regulations published by the Israeli Income Tax Commission. I consent and agree that the Closing Date will be considered, for tax purposes, as the grant date of my unvested, assumed Riverhead Options that were granted to me under Section 102 [or Section 3(i) ]of the Ordinance and that therefore, such unvested options will be subject to the 2-year trust-holding period required by Sec. 102 (ending on December 31, 2006). My assumed Riverhead Options that are already vested are not affected by this election.

☐	B. I do not wish to apply the new provisions of the “Capital Track” under Sec. 102(b)(2) of the Israeli Income Tax Ordinance to my unvested Riverhead Options granted to me and governed by the provisions of Section 102 [or Section 3(i) ]of the Ordinance before the 132 amendment which are now assumed Riverhead Options covering Cisco shares. I understand that by so electing, the provisions of Section 102 [or Section 3(i) ]of the Ordinance that were applicable to my Riverhead Options prior to the 2003 tax reform shall continue to apply to the assumed Riverhead Options.

DATED: , 2004
«First_Name» «Lastname»—OPTIONEE
«Employee_Number»

ATTACHMENTS

Exhibit A – Tax Information on Section 102[/3(i)] Election

Exhibit B – Form S-8 Prospectus

EFFECTIVE DATE: APRIL 14, 2004

Israel

Exhibit A

Tax Information on Section 102[/3(i)] Election

You are being asked to make an election as to the tax treatment of unvested shares subject to your assumed Riverhead Option(s) that were originally granted to qualify for the tax treatment afforded by Section 102[/3(i)] of the Ordinance prior to its amendment in 2003 (the “Election Options”). The following table is offered to assist you in your evaluation of the election to make. The essence of the election is whether to receive a lower tax rate in exchange for a longer period during which the assumed Riverhead Option(s) (and underlying shares) subject to your Election Options that are unvested at the Closing Date will be held in trust.

If Election NOT MADE		If Election MADE

Tax Treatment	Trust Holding Period	Tax Treatment	Trust Holding Period

Section 102 – Taxed at sale as regular income at rate up to 49% + subject to Social Security tax up to 10.38% on first 35,000 NIS to extent Social Security tax not already paid on other regular income.

[Section 3(i) – Taxed at exercise as regular income at rate up to 49% + subject to Social Security tax up to 10.38% on first 35,000 NIS to extent Social Security tax not already paid on other regular income.]

	Ends at time indicated when placed in trust (in other words, ends prior to December 31, 2006).	New Section 102 – Taxed at sale as capital gain income at rate of 25% and NOT subject to Social Security tax.	Ends on December 31, 2006.